FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



For the month of   March, 2004
                 ---------------

Commission File Number   0-29546
                       ------------

                           America Mineral Fields Inc.
                    ----------------------------------------
                 (Translation of registrant's name into English)

         St. George's House, 15 Hanover Square, London, England W1S 1HS
      -------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F    X       Form 40-F
                                       ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes         No   X
                                               ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

                      Consolidated Financial Statements
                      (Expressed in United States dollars)


                      AMERICA MINERAL FIELDS INC.


                      Three months ended January 31, 2004 and 2003

                      (Unaudited - Prepared by Management)

AMERICA MINERAL FIELDS INC.
Consolidated Balance Sheets
(Unaudited - Prepared by Management)
(Expressed in United States dollars)

------------------------------------------------------------------------------------------------------------------------------------
                                                                              January 31,          October 31,
                                                                                     2004                 2003
------------------------------------------------------------------------------------------------------------------------------------

Assets

Current assets:
     Cash and cash equivalents                                            $    24,529,642      $    19,267,489
     Amounts receivable and prepaid expenses                                      254,954              288,897
------------------------------------------------------------------------------------------------------------------------------------
                                                                               24,784,596           19,556,386

Property, plant and equipment, net of amortization                                 45,933               25,709

Mineral properties (note 2)                                                     3,332,376            2,483,404

Mineral property evaluation costs (note 3)                                      4,341,081            4,331,137
------------------------------------------------------------------------------------------------------------------------------------

                                                                          $    32,503,986      $    26,396,636
------------------------------------------------------------------------------------------------------------------------------------

Liabilities and Shareholders' Equity

Current liabilities:
     Accounts payable and accrued liabilities                             $       728,823      $       927,166

Shareholders' equity:
     Share capital (note 4(a))                                                 65,955,452           59,293,827
     Contributed surplus (note 4(d))                                            2,453,259            2,095,310
     Deficit                                                                  (36,633,548)         (35,919,667)
------------------------------------------------------------------------------------------------------------------------------------
                                                                               31,775,163           25,469,470
------------------------------------------------------------------------------------------------------------------------------------

                                                                          $    32,503,986      $    26,396,636
------------------------------------------------------------------------------------------------------------------------------------

Subsequent events (notes 2(a) and 4(b)(ii))

See accompanying notes to consolidated financial statements

AMERICA MINERAL FIELDS INC.
Consolidated Statements of Operations and Deficit
(Unaudited - Prepared by Management)
(Expressed in United States dollars)

Three months ended January 31, 2004 and 2003

------------------------------------------------------------------------------------------------------------------------------------
                                                                                     2004                 2003
------------------------------------------------------------------------------------------------------------------------------------

Administration costs:
     Amortization                                                         $         3,787      $         6,163
     Bank charges and interest                                                      2,007                2,519
     Investor relations                                                            73,216               44,220
     Office and administration                                                     87,256               72,194
     Professional fees                                                             13,982              118,196
     Regulatory authorities filing fees                                            12,630                5,081
     Salaries and wages                                                           206,285              209,706
     Stock-based compensation (note 4)                                            462,665                5,699
     Transfer agent                                                                 1,968                1,439
     Travel and accommodation                                                       4,032               12,759
------------------------------------------------------------------------------------------------------------------------------------
                                                                                  867,828              477,976

Other items:
     Interest income                                                              (51,962)              (1,980)
     Mineral property evaluation costs                                                731               12,305
     Foreign exchange gain                                                       (102,716)             (16,333)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                 (153,947)              (6,008)
------------------------------------------------------------------------------------------------------------------------------------

Loss for the period                                                              (713,881)            (471,968)

Deficit, beginning of period                                                  (35,919,667)         (32,381,088)
------------------------------------------------------------------------------------------------------------------------------------

Deficit, end of period                                                    $   (36,633,548)     $   (32,853,056)
------------------------------------------------------------------------------------------------------------------------------------

Basic and diluted loss per share                                          $        (0.01)      $        (0.01)
------------------------------------------------------------------------------------------------------------------------------------

Weighted average number of common shares outstanding                           63,319,679           32,119,738
------------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements

AMERICA MINERAL FIELDS INC.
Consolidated Statements of Cash Flows
(Unaudited - Prepared by Management)
(Expressed in United States dollars)

Three months ended January 31, 2004 and 2003

------------------------------------------------------------------------------------------------------------------------------------
                                                                                     2004                 2003
------------------------------------------------------------------------------------------------------------------------------------

Cash provided by (used in):

Operations:
     Loss for the period                                                  $      (713,881)     $      (471,968)
     Items not involving cash:
         Amortization                                                               3,787                6,163
         Stock-based compensation                                                 462,665                5,699
------------------------------------------------------------------------------------------------------------------------------------
                                                                                 (247,429)            (460,106)
     Changes in non-cash operating working capital:
         Decrease in amounts receivable and prepaid expenses                       33,943               24,162
         Decrease in accounts payable and accrued liabilities                    (198,343)            (152,654)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                 (411,829)            (588,598)

Investments:
     Purchase of property, plant and equipment                                    (26,996)              (3,415)
     Expenditures on mineral properties                                          (843,358)            (412,810)
     Expenditures on mineral property evaluation costs                             (9,593)             (16,888)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                 (879,947)            (433,113)

Financing:
     Issue of share capital for cash, net                                       6,553,929                    -
------------------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash                                                     5,262,153           (1,021,711)

Cash, beginning of period                                                      19,267,489            2,065,220
------------------------------------------------------------------------------------------------------------------------------------

Cash, end of period                                                       $    24,529,642      $     1,043,509
------------------------------------------------------------------------------------------------------------------------------------

Cash is defined as cash and cash equivalents.

Supplementary disclosure:
     Interest received, net                                               $        51,962      $         1,980
     Non-cash investing and financing activities:
         Stock-based compensation for mineral property
           expenditures                                                             2,980                    -

------------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements

AMERICA MINERAL FIELDS INC.
Notes to Consolidated Financial Statements
(Unaudited - Prepared by Management)
(Expressed in United States dollars)

Three months ended January 31, 2004 and 2003

--------------------------------------------------------------------------------

1.   Significant accounting policies:

     These consolidated financial statements of America Mineral Fields Inc. (the "Company") do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statements, and accordingly, these consolidated financial statements should be read in conjunction with the Company's most recent annual consolidated financial statements. These consolidated financial statements follow the same accounting policies and methods of application used in the Company's annual audited consolidated financial statements as at and for the year ended October 31, 2003.


2.   Mineral properties:

     Amounts deferred in respect of mineral properties consist of the following:

     ------------------------------------------- --------------- --------------- ------------- ---------------
                                                                                       Zambia
     2003                                           DRC Kolwezi          Angola       Solwezi           Total
     ------------------------------------------- --------------- --------------- ------------- ---------------
     ------------------------------------------- --------------- --------------- ------------- ---------------

     Deferred, October 31, 2003                    $ 9,763,808      $  719,595           $ 1   $  10,483,404
     Less gain on contribution to joint venture      (8,000,000)               -           -      (8,000,000)
     ------------------------------------------- --------------- --------------- ------------- ---------------
     ------------------------------------------- --------------- --------------- ------------- ---------------
     Balance, October 31, 2003, net                   1,763,808         719,595            1       2,483,404

     Amortization                                        2,634               -             -           2,634
     Consulting                                         14,114          25,480             -          39,594
     Interest received                                   (9,730)             -             -          (9,730)
     Legal                                             298,710          70,055             -         368,765
     Project office and accounting                      67,652          12,630             -          80,282
     Salaries                                          162,408           9,421             -         171,829
     Travel                                            130,857          64,741             -         195,598
     ------------------------------------------- --------------- --------------- ------------- ---------------
                                                       666,645         182,327             -         848,972
     ------------------------------------------- --------------- --------------- ------------- ---------------
     -------------------------------------------- -------------- ---------------- ------------- --------------

     Balance, January 31, 2004                       2,430,453          901,922             1      3,332,376
     -------------------------------------------- -------------- ---------------- ------------- --------------

     (a)  Kolwezi:

          During the first quarter of 2004, the Company's 100% owned subsidiary, Congo Mineral Developments Limited ("CMD"), finalized with both the Government of the Democratic Republic of Congo ("GDRC") and La Generale des Carrieres et des Mines ("Gecamines"), the state-owned mining company, a Contract of Association governing the terms of the Kolwezi Tailings Project (the "Project") and the ownership and management of Kingamyambo Musonoi Tailings S.A.R.L. ("KMT"), the company to be incorporated in the Democratic Republic of Congo to own the mining title to the tailings and develop the Project.

AMERICA MINERAL FIELDS INC.
Notes to Consolidated Financial Statements
(Unaudited - Prepared by Management)
(Expressed in United States dollars)

Three months ended January 31, 2004 and 2003

--------------------------------------------------------------------------------

2.   Mineral properties (continued):

     (a)  Kolwezi (continued):

          The Contract of Association recognizes the framework agreement entered into by the Company in February 2003 for the International Finance Corporation ("IFC") and the Industrial Development Corporation of South Africa Limited ("IDC") to participate in the Project. Under the framework agreement, each of IFC and IDC has an option to acquire from the Company up to 10% of the Project on a farm-in basis. The price of the farm-in will be related to the accumulated expenditures of the Company and its affiliates up to the time of the exercise of the option. If either of IFC or IDC does not exercise its options, the other will have a right of first refusal over that option.

          Under the Contract of Association, the Tailings Exploitation Rights to the Project are to be transferred to KMT. CMD is to own 82.5% of KMT and Gecamines and GDRC are to own 12.5% and 5.0% respectively. Two payments totaling $15,000,000 will be made by KMT to Gecamines as consideration for the Tailings Exploitation Rights. The first instalment of $5,000,000 will be made at the time of the transfer of the Tailings Exploitation Rights and the second instalment of
          $10,000,000 will be made following the completion of all financing arrangements for the Project. The $15,000,000 is to be provided to KMT by CMD and/or IFC and IDC (or other participating parties) based on their pro rata ownership of the Project excluding Gecamines and GDRC's percentage ownership. Gecamines is to receive an annual dividend of the greater of its ordinary dividend and 2.5% of free cash flow (as defined) for each year from start-up until senior debt and subordinated loans have been fully reimbursed. Thereafter, Gecamines will be entitled to an annual dividend based on 10% of the average price realized for cobalt sold in a year in excess of $10.00 (adjusted for inflation) per pound in addition to any ordinary dividend received by Gecamines, providing that ordinary dividends are paid in such year.

          CMD and the participating parties are to complete feasibility studies, carry out an environmental impact study, draw up an environmental management plan and obtain commitments for financing the Project, all within a time period of three years and six months from transfer date of the mining rights.

          The Contract of Association has received approval from the Boards of Directors of the Company and Gecamines and approval by the Council of Ministers of the GDRC and is in the process of being formally executed. As part of this process, KMT will be incorporated and the Tailings Exploitation Rights transferred to it.

          Subsequent to the end of the quarter, the Contract of Association was signed by all parties and KMT was incorporated. The Company now expects that the Tailings Exploitation Rights will be transferred to KMT in the near future.

AMERICA MINERAL FIELDS INC.
Notes to Consolidated Financial Statements
(Unaudited - Prepared by Management)
(Expressed in United States dollars)

Three months ended January 31, 2004 and 2003

--------------------------------------------------------------------------------

3.   Mineral property evaluation costs:

     Amounts deferred in respect of mineral property evaluation costs consist of the following:

     Democratic Republic of Congo - Kipushi evaluation costs:

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                        Amount
------------------------------------------------------------------------------------------------------------------------------------

     Balance, October 31, 2003                                                                  $    4,331,137

         Amortization                                                                                      351
         Legal                                                                                              40
         Project office and accounting                                                                   4,837
         Salaries                                                                                        4,560
         Travel                                                                                            156
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                         9,944
------------------------------------------------------------------------------------------------------------------------------------

     Balance, January 31, 2004                                                                  $    4,341,081
------------------------------------------------------------------------------------------------------------------------------------

4.   Share capital:

     (a)  Share capital:

------------------------------------------------------------------------------------------------------------------------------------
                                                                                   Number
                                                                                of shares               Amount
------------------------------------------------------------------------------------------------------------------------------------

         Balance, October 31, 2003                                             62,044,820      $    59,293,827
         Issued on conventional exercise of options (note 4(c))                   115,000              127,133
         Issued on cashless exercise of options (note 4(c))                        20,991               32,796
         Issued on warrants exercised (note 4(b))                               3,300,000            1,877,480
         Issued on broker warrants exercised (note 4(b))                          510,600              431,581
         Issued on private placement (note 4(a)(i))                             3,500,000            4,338,958
         Share issue costs                                                              -             (146,323)
------------------------------------------------------------------------------------------------------------------------------------

         Balance, January 31, 2004                                             69,491,411      $    65,955,452
------------------------------------------------------------------------------------------------------------------------------------

          (i) During the first quarter of 2004, the Company completed a private placement of 3,500,000 common shares at a price of CDN$1.60 per share, for gross proceeds of CDN$5,600,000.

AMERICA MINERAL FIELDS INC.
Notes to Consolidated Financial Statements
(Unaudited - Prepared by Management)
(Expressed in United States dollars)

Three months ended January 31, 2004 and 2003

--------------------------------------------------------------------------------

4.   Share capital (continued):

     (b)  Share purchase warrants:

          Warrants outstanding at January 31, 2004:

------------------------------------------------------------------------------------------------------------------------------------
                 Balance,                                 Balance,
              October 31,                              January 31,
                     2003     Issued      Exercised           2004      Exercise price             Expiry date
------------------------------------------------------------------------------------------------------------------------------------

                3,550,000          -              -      3,550,000            CDN$3.50      October 4, 2004 or
                                                                                            earlier in certain
                                                                                                 circumstances
                3,300,000          -     (3,300,000)             -            CDN$0.75        February 2, 2004
                1,260,600          -       (510,600)       750,000            CDN$1.10      September 25, 2004
                1,647,836      6,974              -      1,654,810            CDN$0.75       February 12, 2008
                                                                                                (note 4(b)(i))
------------------------------------------------------------------------------------------------------------------------------------

                9,758,436      6,974     (3,810,600)     5,954,810
------------------------------------------------------------------------------------------------------------------------------------

          (i) The number of warrants granted to each of the IFC and IDC (see note 2(a)) increased during the quarter by 6,974 as a result of the exercising of share purchase entitlements outstanding at February 12, 2003. A further 325,330 warrants would be issued were all share purchase entitlements existing at February 12, 2003 and still outstanding at January 31, 2004 to be exercised in full.

               Warrants to purchase 333,054 shares for each of IFC and IDC have vested. The remaining warrants vest in two tranches upon reaching certain milestones in the Project. The fair value of the warrants is being recorded upon vesting using the Black-Scholes option pricing model. The warrants vested during the three months ended January 31, 2004 have an estimated value of $2,980 assuming an expected life of 4.25 years, volatility of 132%, no dividend yield, and a risk free interest rate of 2.93%. This fair value amount is included in consulting costs deferred in mineral properties and in contributed surplus.

          (ii) Subsequent to January 31, 2004, the remaining 750,000 warrants expiring September 25, 2004 were exercised for proceeds of CDN$825,000.

     (c)  Share options:

--------------------------------------------------------------------------------

         Options outstanding, October 31, 2003                      2,931,000
         Granted                                                      650,000
         Cancelled / expired                                          (25,000)
         Exercised                                                   (155,000)
--------------------------------------------------------------------------------

         Options outstanding, January 31, 2004                      3,401,000
--------------------------------------------------------------------------------

AMERICA MINERAL FIELDS INC.
Notes to Consolidated Financial Statements
(Unaudited - Prepared by Management)
(Expressed in United States dollars)

Three months ended January 31, 2004 and 2003

--------------------------------------------------------------------------------

4.   Share capital (continued):

     (c)  Share options (continued):

          As at January 31, 2004, 2,988,000 options were vested. Options vest at various dates over their period of grant.

          On November 24, 2003, the Company granted 610,000 options exercisable at CDN$1.50 per share expiring November 23, 2008. A total of 430,000 options vested immediately, with the remaining amounts vesting one year from the date of grant.

          On January 21, 2004, the Company granted 40,000 options exercisable at CDN$1.40 per share expiring January 20, 2009. A total of 20,000 options vested immediately, with the remaining amounts vesting one year from the date of grant.

          During the quarter, 25,000 options with an exercise price of CDN$0.60 expired unexercised.

          Also during the quarter, 115,000 options with an exercise price of CDN$0.60 were exercised conventionally. There were also two separate cashless exercises of options during the quarter, 25,000 options with an exercise price of CDN$0.60 were exchanged for 13,101 shares, and 15,000 options with an exercise price of CDN$0.60 were exchanged for 7,890 shares. The amount credited to share capital on the exercise of options is the sum of the cash proceeds received plus amounts previously credited to contributed surplus for services received that were charged to compensation cost in respect of the options exercised.

          For the 650,000 options granted during the quarter, the Company has recorded stock-based compensation expense of $437,747, including $410,321 for the options that vested immediately, and $27,426 for the amortization of the options that vest over time. The fair value of each option grant has been calculated using the Black-Scholes option pricing model with an expected life of 3.5 years, volatility of 133%, no dividend yield and a risk free interest rate of 2.23%.

          In addition to the expense recorded on the options granted during the quarter, the Company recorded stock-based compensation expense of $24,918 as a result of the vesting of options granted in the year ended October 31, 2003.

     (d)  Contributed surplus:

------------------------------------------------------------------------------------------------------------------------------------

         Balance, October 31, 2003                                                             $     2,095,310
         Stock-based compensation (note 4(c))                                                          462,665
         Granting of IFC and IDC warrants (note 4(b)(i))                                                 2,980
         Transferred to share capital on exercise of stock options for cash                            (74,900)
         Transferred to share capital on cashless exercise of stock options                            (32,796)
------------------------------------------------------------------------------------------------------------------------------------

         Balance, January 31, 2004                                                             $     2,453,259
------------------------------------------------------------------------------------------------------------------------------------

AMERICA MINERAL FIELDS INC.
Notes to Consolidated Financial Statements
(Unaudited - Prepared by Management)
(Expressed in United States dollars)

Three months ended January 31, 2004 and 2003

--------------------------------------------------------------------------------

5.   Segmented information:

     The Company's operations are primarily directed towards the acquisition, exploration and development of mineral resource properties and represent a single reportable segment. All material revenues of the Company are attributable to the corporate head office.

     Property, plant and equipment, including mineral properties and mineral property evaluation costs, by geographic area are as follows:

------------------------------------------------------------------------------------------------------------------------------------
                                                                              January 31,          October 31,
                                                                                     2004                 2003
------------------------------------------------------------------------------------------------------------------------------------

     Capital assets by geographic area:
         Democratic Republic of Congo                                     $     6,776,524      $     6,103,447
         Angola                                                                   901,922              719,595
         Zambia                                                                         1                    1
         United Kingdom                                                            40,943               17,207
------------------------------------------------------------------------------------------------------------------------------------

                                                                          $     7,719,390      $     6,840,250
------------------------------------------------------------------------------------------------------------------------------------

AMERICA MINERAL FIELDS INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements of the Company for the three month periods ended January 31, 2004 and 2003 and related notes (the "Consolidated Financial Statements"). The following discussion and analysis highlights significant changes since the discussion and analysis in the 2003 Annual Report, which should also be referred to for additional information. Except as otherwise noted, all dollar amounts contained in this discussion and analysis and the Consolidated Financial Statements are stated in U.S. dollars.

Results of Operations

The Company incurred a net loss for the three months ended January 31, 2004 of $713,881, or $0.01 per share, compared to a net loss of $471,968, or $0.01 per share, in the three months ended January 31, 2003.

The results for the three months ended January 31, 2004 reflect the following factors:

o Administration expenses have increased compared to the first quarter ended January 31, 2003 due principally to increased levels of investor relations costs, office and administration costs, regulatory authority filing fees, and stock-based compensation. These increases have been partly offset by reductions in professional fees and in travel and accommodation costs.

o Investor relations costs were higher in the quarter ended January 31, 2004 because the Company devoted more resources to investor relations during the first quarter of 2004 in order to publicize the progress made on the Kolwezi project, as well as to profile the Company's other projects. A substantial number of warrants and options were exercised during the quarter, and near the end of the quarter the Company successfully completed a private placement for gross proceeds of CDN$5,600,000.

o The increased activity of the Company during the first quarter of 2004 also contributed to the rise in office and administration costs, but the increase was primarily the result of the much weaker US$ as many of these costs are incurred in (pound) sterling. The increase in regulatory authority filing fees is also consistent with the increased activity, as well as the fact that the Company is now listed on the London AIM exchange in addition to the TSX. In the first quarter of 2003, the Company was listed solely on the TSX.

o The lower professional fees during the first quarter of 2004 compared to the corresponding period of 2003 reflects the costs incurred by the Company in 2003 in preparation for raising equity finance. It also reflects that audit fees for financial year 2003 were accrued at year end, whereas those for financial year 2002 were expensed when incurred in the first quarter of 2003. Travel and accommodation costs decreased as a result of a decrease in the number of non-project related trips versus the same quarter in the previous year.

o During the year ended October 31, 2003, the Company chose to adopt early the new recommendations of the Canadian Institute of Chartered Accountants with respect to the accounting for stock-based compensation and other stock-based payments for employees. The new recommendations were applied prospectively and are detailed in the notes to the consolidated financial statements for the year ended October 31, 2003. As a result of the adoption of the new policy, the Company now expenses the fair value of all options granted to both employees and non-employees. The increase in stock-based compensation in the quarter ended January 31, 2004 versus the corresponding quarter of 2003 is consistent with the increase in the number of options granted during this period. Stock-based compensation expense of $462,665 was recorded in the quarter ended January 31, 2004 (2003-$5,699)

o Considerably higher average cash balances resulted in significantly higher interest income during the quarter compared with the corresponding period of 2003. The Company holds some of these cash balances in Canadian dollars and Pounds sterling in anticipation of expenditures to be incurred in these currencies. During the quarter ended January 31, 2004, the US dollar weakened against these other currencies and the Company recorded a foreign exchange gain of $102,716.

o Mineral property evaluation costs decreased during the first quarter of 2004 compared to the first quarter of 2003, as the Company focused on developing its current projects and properties.

Liquidity and Capital Resources

As at January 31, 2004, the Company had cash and cash equivalents of $24,529,642, compared to $19,267,489 at October 31, 2003, and working capital of $24,055,773, compared to $18,629,220 at October 31, 2003.

The increases in cash and cash equivalents and working capital as at January 31, 2004, compared to the balances as at October 31, 2003, resulted from the private placement and exercise of warrants and options during the quarter, partly offset by the operating activities discussed above and investments made in the Company's various Mineral Property Projects discussed below.

The private placement was of 3,500,000 common shares at a price of CDN$1.60 per share, for gross proceeds of CDN$5,600,000. Also during the quarter, a total of 3,810,600 warrants and 155,000 options were exercised. The net proceeds of the private placement and exercises of warrants and options ($6,553,929, after share issue costs of $146,323) will be used to fund the continued development of the Company's African projects, and for general working capital.

The ability of the Company to meet its commitments as they become payable, and the recoverability of amounts shown for mineral properties and mineral property evaluation costs, are dependent on the ability of the Company to obtain necessary financing and on other Exploration and Development and Financing Risk Factors discussed in the Company's 2003 Annual Report.

Mineral Property Projects

As at January 31, 2004, amounts capitalized in respect of mineral properties increased to $3,332,376 from $2,483,404 at October 31, 2003, reflecting $182,327 in costs incurred on the Company's Angola property and $666,645 in costs on the Kolwezi project.

Capitalized mineral property evaluation cost increased to $4,341,081 from $4,331,137 at October 31, 2003, reflecting costs incurred on the Company's Kipushi project.

Kolwezi Project, DRC

During the quarter ended January 31, 2004, the Company's 100% owned subsidiary, Congo Mineral Developments Limited ("CMD"), finalized with both the Government of the Democratic Republic of Congo ("GDRC") and La Generale des Carrieres et des Mines ("Gecamines"), the state-owned mining company, a Contract of Association ("CoA") governing the terms of the Kolwezi Tailings Project (the "Project") and the ownership and management of Kingamyambo Musonoi Tailings S.A.R.L. ("KMT"), the company to be incorporated in the Democratic Republic of Congo to own the mining title to the tailings and develop the Project.

The CoA recognizes the framework agreement entered into by the Company in February 2003 for the International Finance Corporation ("IFC") and the Industrial Development Corporation of South Africa

Limited ("IDC") to participate in the Project. Under the framework agreement, each of IFC and IDC has an option to acquire from the Company up to 10% of the Project on a farm-in basis. The price of the farm-in will be related to the accumulated expenditures of the Company and its affiliates up to the time of the exercise of the option. If either of IFC or IDC does not exercise its options, the other will have a right of first refusal over that option.

Under the CoA, the Tailings Exploitation Rights to the Project are to be transferred to KMT. CMD is to own 82.5% of KMT and Gecamines and GDRC are to own 12.5% and 5.0% respectively. Two payments totaling $15,000,000 will be made by KMT to Gecamines as consideration for the Tailings Exploitation Rights. The first instalment of $5,000,000 will be made at the time of the transfer of the Tailings Exploitation Rights and the second instalment of $10,000,000 will be made following the completion of all financing arrangements for the Project. The $15,000,000 is to be provided to KMT by CMD and/or IFC and IDC (or other participating parties) based on their pro rata ownership of the Project excluding Gecamines and GDRC's percentage ownership. Gecamines is to receive an annual dividend of the greater of its ordinary dividend and 2.5% of free cash flow (as defined) for each year from start-up until senior debt and subordinated loans have been fully reimbursed. Thereafter, Gecamines will be entitled to an annual dividend based on 10% of the average price realized for cobalt sold in a year in excess of $10.00 (adjusted for inflation) per pound in addition to any ordinary dividend received by Gecamines, providing that ordinary dividends are paid in such year.

CMD and the participating parties are to complete feasibility studies, carry out an environmental impact study, draw up an environmental management plan and obtain commitments for financing the Project, all within a time period of three years and six months from transfer date of the mining rights. Preparatory work in connection with all of these activities began as soon as the CoA was initialled, but activity proper will only start once the CoA has been signed.

The Contract of Association was signed by all parties and KMT was incorporated after the end of the first quarter on March 23, 2004, and arrangements are in hand to transfer the Tailings Exploitation Rights to KMT.

Kipushi Project, DRC

It had been agreed with Gecamines during 2003 that finalising the CoA on the Kolwezi Tailings would be given priority over negotiating a revised framework agreement for the Kipushi Project to conform it to the new Mining Code and to reflect the Joint Venture Agreement between the Company and Kumba Base Metals. Once the Kolwezi CoA had been finalised during the first quarter of Financial Year 2004, preparatory work for the resumption of negotiations with Gecamines regarding the Kipushi Project was begun, and meetings scheduled for the second quarter. Once agreement on these revisions has been reached and necessary GDRC approvals have been obtained, the Company anticipates that the feasibility study will commence.

Angola Property

Discussions to finalize the texts of the comprehensive agreements that will define the governance of the joint venture continued during the quarter. Once these have been successfully completed and have received the necessary Angolan government approvals, it is envisaged that work will commence in 2004 on both evaluation of the Camutue exploitation licence area and preliminary exploration of the Cuango River Floodplain prospecting licence area.

Risk Factors

The risk factors affecting the Company are substantially unchanged from those disclosed in the annual Management's Discussion & Analysis contained in the Company's 2003 Annual Report.

[LOGO OMITTED]                              Computershare Investor Services Inc.
                                            Stock Transfer Services
                                            510 Burrard Street
                                            Vancouver, British Columbia
                                            Canada  V6C 3B9
                                            Tel: (604)  661-9400
                                            Fax: (604)  661-9401

March 31, 2004


To:       All Applicable Commissions and Exchanges


Dear Sirs:


Subject:          America Minerals Fields Inc.


We confirm that the following material was sent by pre-paid mail on March 31, 2004, to the registered shareholders as well as to those registered and non-registered shareholders of the subject Corporation who completed and returned a supplemental mail list card requesting receipt of Interim Financial Statements.

1. Consolidated Financial Statements for the three months ended January 31, 2004 and 2003 / Management's Discussion and Analysis.

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.




Yours truly,

COMPUTERSHARE INVESTOR SERVICES INC.


"Annette Jones-Cook"
Assistant Account Manager
Stock Transfer Services
Telephone: (604) 661-9400 Ext 4216
Fax:       (604) 661-9401

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                  America Mineral Fields Inc.
                                                  (Registrant)

Date March 31, 2004                      By:      /S/ "Paul C. MacNeill"
     --------------                               ------------------------------
                                                  (Print) Name: Paul C. MacNeill
                                                  Title: Director